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                           October 7, 2021

       Joseph Francella
       Chief Executive Officer
       Limitless Venture Group Inc.
       121 E 35th Street
       Tulsa, OK 74106

                                                        Re: Limitless Venture
Group Inc.
                                                            Post- Qualification
Amendment No. 6 to Form 1-A
                                                            Filed September 30,
2021
                                                            File No. 024-11128

       Dear Mr. Francella:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Thomas C. Cook